

DIVISION OF
CORPORATION FINANCE

November 4, 2009

<u>Via U.S. Mail and Facsimile</u>

Gregory E. McKelvey
President/CEO/Director
Animas Resources Ltd.
410 – 325 Howe Street
Vancouver, British Columbia
Canada V6C 1Z7

>   **Re: Animas Resources Ltd.**
>   **Amendment No. 1 to Form 20-F**
>   **Filed August 10, 2009**
>   **Response Letter Dated August 7, 2009**
>   **File No. 0-53294**

Dear Mr. McKelvey:

    We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated August 7, 2009 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F/A Filed on August 10, 2009

Note 7. Share Capital, page 84

h) Warrants, page 88

1.   Please expand your disclosure to clarify the currency of your warrants' strike price. If the strike price differs from your functional currency please tell us how you account for such instruments under US GAAP. Refer to EITF 07-05

Auditors' Report, page 96

2.   Please clarify if the financial statements of Deal Capital Ltd. were audited in
        accordance with the standards of the PCAOB. In this manner, we note that the
        audit report references generally accepted auditing standards in Canada.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact John Cannarella at (202) 551-3337 or, Jill Davis, Branch Chief,
at (202) 551-3683 if you have questions regarding comments on the financial statements
and related matters. Please contact Ken Schuler, Mining Engineer at (202) 551-3718
with any questions about the engineering comments. Please contact Sean Donahue at
(202) 551-3579 or, me at (202) 551-3745 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director

cc: Al Korelin (360-326-1952)
        Sean Donahue
        Jill Davis
        John Cannarella
        Ken Schuler